Exhibit 99.4
ANNUAL INFORMATION FORM
Financial Year Ended November 30, 2009
February 23, 2010

FORWARD-LOOKING INFORMATION
This Annual Information Form contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the approval of an NDA (hereafter defined) from the FDA (hereafter defined), the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and in other territories, the entering into strategic alliances with partners, the announcement of a new clinical program for tesamorelin and the development program of Theratechnologies’ peptides in AKI (hereafter defined). More specifically, paragraphs relating to the Company’s perspectives, notably Items 2.3, 3.1B and 3.2Biii are forward-looking by nature. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms or variations of them and the use of the conditional tense as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those which are disclosed in or implied by such forward-looking information. These risks and uncertainties are described in Item 3.10 and investors are advised to review this Section carefully.
Although the forward-looking information contained in this Annual Information Form is based upon what the Company believes are reasonable assumptions as of the date hereof, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption that the FDA will approve the NDA filed by the Company, that tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy will be accepted by the market once commercialized and that current relationships with the Company’s third-party service or product providers will remain good.
Consequently, all of the forward-looking information contained in this Annual Information Form is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, financial condition or operating results.

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE	4
1.1 NAME	4
1.2 ADDRESS	4
1.3 INCORPORATION	4
ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS	5
2.1 HISTORICAL NOTES ON THE COMPANY FOR THE LAST THREE FINANCIAL YEARS	6
2.2 RECENT DEVELOPMENTS	9
2.3 EXPECTATIONS FOR THE PRESENT FINANCIAL YEAR	9
ITEM 3 DESCRIPTION OF THE BUSINESS OF THE COMPANY	11
3.1 STRATEGIC APPROACH	11
3.2 COMPANY PRODUCTS	13
3.3 MARKETS AND COMPETITION	17
3.4 REGULATORY FRAMEWORK	18
3.5 INTELLECTUAL PROPERTY	18
3.6 COMMERCIAL AGREEMENTS	19
3.7 HUMAN RESOURCES	21
3.8 FACILITIES	21
3.9 ENVIRONMENT	22
3.10 RISKS AND UNCERTAINTIES	22
ITEM 4 DIRECTORS AND EXECUTIVE OFFICERS	34
4.1 DIRECTORS	34
4.2 AUDIT COMMITTEE	36
4.3 EXECUTIVE OFFICERS	37
4.4 DECLARATION OF THE DIRECTORS’ AND OFFICERS’ ANTECEDENTS	40
4.5 SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS	40
ITEM 5 INTERESTS OF EXPERTS	41
ITEM 6 SECURITIES OF THE COMPANY	42
6.1 AUTHORIZED SHARE CAPITAL	42
6.2 DIVIDEND POLICY	42
6.3 TRANSFER AGENT AND REGISTRAR	42
6.4 MARKET FOR TRADING OF SECURITIES	42
6.5 PRICE RANGE AND TRADING VOLUMES	43
ITEM 7 MATERIAL CONTRACTS	44
ITEM 8 ADDITIONAL INFORMATION	46
APPENDIX A — AUDIT COMMITTEE CHARTER	47

ITEM 1 CORPORATE STRUCTURE
1.1 NAME
The Company was incorporated under the name Theratechnologies Inc. In this Annual Information Form, the terms “Company” and “Theratechnologies” refer to Theratechnologies Inc.
1.2 ADDRESS
The head office of the Company is located at 2310 Alfred-Nobel Boulevard, in the Technoparc Montréal, in the city of Montréal, Québec, H4S 2B4.
1.3 INCORPORATION
The Company was incorporated by Certificate of Incorporation issued under Part IA of the Companies Act (Québec) on October 19, 1993. By a certificate of amendment dated October 20, 1993, the Company repealed the restrictions applicable to private companies. On December 6, 1993, the articles were amended to establish the number of directors and to amend its capital stock. Finally, on March 26, 1997, the capital stock was further amended to consist of an unlimited number of common shares and an unlimited number of preferred shares.

Corporate Structure	Page 4
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS
The Company began its activities in December 1993 with a widely diversified portfolio of research and development projects mostly originating from the Université de Montréal. Therapeutic products as well as projects in dentistry, veterinary medicine, medical apparatus and software development then comprised the portfolio. The Company has also developed its own peptides such as tesamorelin, the Company’s lead compound and some analogues of peptides. Over the years, the Company proceeded to focus its activities with the result that it is now specializing in the development of novel therapeutic peptides that target unmet medical needs in commercially attractive specialty markets.
During this process, the Company withdrew from non-core activities by creating subsidiaries and granting licenses to third parties. These subsidiaries were subsequently spun-off and the Company no longer holds any significant interest in these corporate entities. Also, as part of the focusing of its activities, the Company acquired all of the outstanding shares of Pharma-G Inc., an early development stage company whose business was focused on the discovery of therapeutic peptides. Pharma-G’s know-how relating to the development of therapeutic peptides was added to the discovery tool developed internally by the Company. Pharma-G is no longer an active wholly-owned subsidiary of the Company.
The Company has also out-licensed some of its therapeutic peptides that it considered non-core to its business.
On October 29, 2008, the Company announced the execution of a collaboration and licensing agreement (hereafter the “Collaboration and Licensing Agreement”) with EMD Serono, Inc. (hereafter “EMD Serono”) granting EMD Serono the exclusive commercialization rights in the United States to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. For a description of the Collaboration and Licensing Agreement, see Item 2.1B.
The Company concluded its Phase 3 clinical trials evaluating tesamorelin in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in December 2008. In May 2009, the Company submitted a new drug application (hereafter “NDA”) with the Food and Drug Administration of the United States of America (hereafter “FDA”) for tesamorelin for the aforementioned treatment. In August 2009, the FDA accepted to file the NDA for review. In November 2009, the Company announced that the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA (hereafter the “Advisory Committee”) was to review the Company’s NDA. In January 2010, the Company announced that the February 24, 2010 meeting date with the Advisory Committee was to be rescheduled due to an administrative delay at the FDA.
Today, the Company is primarily focused on responding to any queries that the FDA may have regarding the NDA submission and is in the process of preparing for the Advisory Committee. The Company is also collaborating with EMD Serono for the preparation of the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States if, and when, the NDA is approved by the FDA. Moreover, Theratechnologies has begun discussions with third parties in certain territories outside of the United States with the aim of entering into strategic alliances with those parties for the commercialization of tesamorelin. The Company continues to develop regulatory strategies for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in territories outside of the United States and more particularly in Europe. Finally, the Company just initiated a preclinical program on acute kidney injury (hereafter “AKI”).

Description of the Business of the Company	Page 5
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

2.1 HISTORICAL NOTES ON THE COMPANY FOR THE LAST THREE FINANCIAL YEARS
     A. Product Development
          i. Tesamorelin
During the last three financial years, the Company has advanced and concluded its Phase 3 clinical program for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
On December 19, 2006, the Company announced the top-line results for the first 26 weeks of its first Phase 3 clinical study.
In January 2007, the Company initiated its confirmatory Phase 3 clinical study, which was conducted in North America (Canada and United States) and Europe (United Kingdom, Belgium, France and Spain). In July 2007, the Company announced the results related to body image, its fourth secondary efficacy endpoint of its first Phase 3 clinical study. In October 2007, the Company announced the 52- week results of its first Phase 3 clinical study. In December 2007, the 26-week data of the first Phase 3 clinical study were published in the New England Journal of Medicine (hereafter “NEJM”). The 52 week results of the first Phase 3 clinical study were published in the September 2, 2008 issue of the Journal of the International AIDS Society.
Certain top-line clinical results for the confirmatory Phase 3 clinical study were disclosed during the course of 2008. In June 2008, the Company announced the 26-week results for its confirmatory Phase 3 clinical study and, in December 2008, the Company reported the 52-week results of its confirmatory Phase 3 clinical study. The results reported from both the 26-week confirmatory clinical study and 52-week confirmatory clinical study were consistent with the efficacy and safety profile observed in the first Phase 3 clinical study. This announcement concluded the Phase 3 clinical studies for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
Also, in May 2008, the Company entered into a material transfer agreement and a license agreement with the Massachusetts General Hospital (hereafter “MGH”) and Dr. Steven Grinspoon further to Dr. Grinspoon having received a grant from the National Institutes of Health (hereafter “NIH”), an agency of the United States Department of Health and Human Services, to explore the use of tesamorelin in relative growth hormone deficient abdominally obese subjects. The MGH, under the direction of Dr. Grinspoon, is the sponsor and began a clinical trial with tesamorelin on obese subjects with a moderate growth hormone deficiency. Most of those subjects have excess visceral adipose tissue. The Company accepted to provide tesamorelin for this study and it will retain all benefits from the results generated by this study, if any.
During the 2009 financial year, the Company met important regulatory and financial milestones. In May 2009, the Company submitted a NDA with the FDA for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The NDA was accepted for filing by the FDA for substantive review in August 2009 which triggered a US$10 million milestone payment pursuant to the Collaboration and Licensing Agreement. In November 2009, the Company announced that the Advisory Committee was to hold a meeting with the Company to review the Company’s NDA. In January 2010, the Company announced that the February 24, 2010 meeting date with the Advisory Committee was to be rescheduled due to an administrative delay at the FDA. Since the acceptance for filing by the FDA of the NDA, the Company has assisted in the FDA review process by responding to queries regarding the NDA as they arise and it is preparing for the review of its NDA by the Advisory Committee.

Description of the Business of the Company	Page 6
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Moreover, in 2009, the Company began initiating discussions with third parties in territories outside of the United States with the aim of entering into strategic alliances with those parties to expand the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company is exploring commercialization strategies in Brazil and Europe, among other territories.
Finally, in 2009 and early 2010, the Company entered into various third-party supply agreements for the manufacturing and commercialization in the United States of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. For a summary of these agreements, see Item 3.6A.
          ii. Acute Kidney Injury
During the last financial years, the Company developed and did some preclinical work on a molecule known as THG213.29 with the intent of pursuing a clinical program in AKI. AKI is the acute deterioration of kidney function leading to increased urea waste products and electrolyte imbalance in blood which complicates patient management in intensive care units and is highly associated with mortality. Lack of a consensus in the definition of AKI and biomarkers, in addition to inadequate understanding of the etiology of the disorder, have hampered drug development in this indication. In the last few years, significant developments in this indication such as the appreciation of mild increments of plasma creatinine as a marker of serious kidney injury, the role of inflammation in the exacerbation and maintenance of AKI, the discovery and validation of novel early biomarkers of AKI such as neutrophil gelatinase-associated lipocalin (hereafter “NGAL”), cystatin-C, N-acetyl D-glucosaminidase and interleukin 18, have allowed the Company to devise novel peptides which could potentially prevent the disorder or treat patients at an earlier stage.
To date, the only widely used biomarker of AKI is plasma creatinine. However, it is now known that even small increments in serum creatinine (50% over basal levels) indicate major renal impairment. Moreover, serum creatinine is a late stage biomarker of AKI and its increments are observed within 48-72 hours after surgery. In the last few years, new serum and urinary biomarkers have been identified and some are undergoing clinical validation. Of these biomarkers, plasma and urinary levels of NGAL were shown to increase as early as two to six hours after major surgery. These developments in the diagnosis of AKI offer a unique opportunity in the selection of patients and intervention with therapeutics to prevent or treat AKI in its early stages which may have a significant clinical benefit on the mortality associated with AKI.
Through further research and development, the Company discovered new bifunctional peptides that appear to have favourable properties in the preclinical animal models of AKI and, as a result thereof, the Company decided, in its fiscal year 2008, to replaceTHG213.29 with the new bifunctional peptide in the event the Company decides to develop a clinical program for AKI, which is presently in preclinical development.
          iii. Other Molecules
During the last financial years, the Company established a portfolio of products for the treatment of diabetes by way of internal development, research collaboration and product acquisition. Following a strategic analysis in the third quarter of 2005, the Company decided not to pursue its activities in diabetes, glaucoma and pre-term labour. In September 2007, the Company announced that it had entered into a license agreement with OctoPlus N.V., a European company, providing it with the exclusive worldwide rights to develop and commercialize the Company’s GLP-1 portfolio of analogues. In May 2008, the Company also entered into an exclusive license agreement with PDC Biotech GmbH for its family of antagonists of the prostaglandin F2alpha receptor for use in pre-term labour and primary dysmenorrhea (painful menstruation).

Description of the Business of the Company	Page 7
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

The Company is also conducting discovery activities in order to add peptides to its product portfolio.
     B. Strategic Alliance Agreement for Tesamorelin
          EMD Serono
On October 28, 2008, the Company entered into the Collaboration and Licensing Agreement with EMD Serono, an affiliate of Merck KGaA, Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Under the terms of the agreement, the Company retained all rights for the commercialization of tesamorelin outside of the United States and is responsible for the development of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy up to the obtainment of marketing approval in the United States. The Company is also responsible for the manufacturing and supply of tesamorelin and for the development of a new formulation of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. EMD Serono is responsible for conducting product commercialization activities. The agreement also entitles the Company to conduct research and development for additional clinical programs. EMD Serono has the option to commercialize products resulting from additional clinical programs with tesamorelin in the United States. If EMD Serono exercises this option, it will pay half of the development and regulatory costs incurred and to be incurred by the Company in connection with such clinical programs. In such cases, the Company will also have the right, subject to EMD Serono’s agreement, to participate in the promotion of the product for the additional clinical programs. On December 15, 2008, the closing date of the transaction relating to the Collaboration and Licensing Agreement, the Company received US$30 million, which included an initial payment of US$22 million and US$8 million as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 per share. In August 2009, the Company received a US$10 million milestone payment from EMD Serono associated with the acceptance to file the NDA by the FDA. Under the terms of the Collaboration and Licensing Agreement, the Company may receive up to US$215 million, which includes the initial payment of US$22 million with the associated equity investment of US$8 million and the US$10 million aforementioned regulatory milestone as well as payments based on the achievement of certain other regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States.
     C. Executive Management
In the past three financial years, the following executive officers joined the Company: Jocelyn Lafond, Christian Marsolais and Andrea Gilpin.
     D. Financing Activities
During the last three financial years, the Company completed two public financings. In February 2007, the Company completed a public offering of its common shares for gross proceeds of $57,750,000 and, in February 2008, the Company also completed a public offering of its common shares for gross proceeds of $29,750,000.
The Company also received proceeds of $2,391,526 in 2007, $396,871 in 2008, and $0 in 2009 following the exercise of options under its share option plan. Finally, the Company received proceeds of $128,580 in 2007, $149,103 in 2008, and $96,172 in 2009 following the subscription of common shares under its common share purchase plan.

Description of the Business of the Company	Page 8
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

     E. Investments in Other Companies
During the last three financial years, the Company sold its interests in various companies. In the financial year ended November 30, 2009, the Company owned a 0.001% interest in Boyuan Construction Group Inc. (formely Andromed Inc.). On January 22, 2010, the Company sold its interest in Boyuan Construction Group Inc. on the open market. In the financial year ended November 30, 2007, the Company sold the balance of its common shares in Thallion Pharmaceuticals Inc. (formerly Ecopia BioSciences Inc.) on the open market.
2.2 RECENT DEVELOPMENTS
Since the fiscal year-end, the Company has continued to negotiate third-party supply agreements in connection with its obligations to manufacture and supply tesamorelin to EMD Serono for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Hence, on December 23, 2009, the Company entered into a manufacturing and supply agreement with Draxis Pharma General Partnership (hereafter “Draxis”) in order to ensure the commercial supply of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. For a description of this agreement, see Item 3.6Aii.
On January 5, 2010, the Company also entered into a supply agreement with Gruppo Cartotecnico ABAR Litofarma S.R.L. (hereafter “ABAR”) in order to ensure the commercial supply of pharmaceutical mass market folding boxes for the sale of tesamorelin in the United States.
On January 25, 2010, the Company announced that the FDA would reschedule its meeting of the Advisory Committee to review its NDA for tesamorelin. Originally scheduled for February 24, 2010, the meeting will be rescheduled due to an administrative delay at the FDA. The FDA informed the Company that this delay is entirely procedural and is not related to the tesamorelin NDA.
In addition, on February 10, 2010, the Board of Directors adopted a shareholder rights plan (hereafter the “Rights Plan”) effective as of such date, by entering into a shareholder rights agreement with Computershare Trust Company of Canada, as right agent (hereafter the “Rights Plan Agreement”). The purpose of the Rights Plan is to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan is subject to ratification by the shareholders of the Company at the Company’s next annual and special meeting of shareholders. If shareholders do not ratify the Rights Plan at the Company’s next annual and special meeting of shareholders, the Rights Plan will automatically terminate. For a summary of the Plan, see Item 7.
2.3 EXPECTATIONS FOR THE PRESENT FINANCIAL YEAR
The Company’s primary objective for the current financial year is obtain marketing approval of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Marketing approval could result in the achievement of regulatory milestones under the Collaboration and Licensing Agreement. Once approved, the Company expects to receive royalties from the sale of tesamorelin in the United States. Also, the Company will continue to collaborate with EMD Serono for the preparation of the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy if, and when, the NDA is approved by the FDA.

Description of the Business of the Company	Page 9
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

The Company’s second objective is to expand into new territories where tesamorelin could be used for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. To this end, during the present financial year, the Company will be seeking third parties having a regulatory expertise in obtaining marketing approval of new drugs and a commercial expertise in launching new pharmaceutical products with the intent of entering into strategic alliance agreements with them. Under such agreements, these third parties would be responsible for obtaining marketing approval of tesamorelin in one or more territories and commercializing tesamorelin in such territories.
Concurrently with the seeking of third parties with which to enter into strategic alliance agreements, the Company will continue to pursue regulatory activities outside of the United States to advance its application regarding the use of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. However, given the Company’s primary objective, the pace at which these activities will progress will depend on the FDA’s decision regarding the Company’s NDA as well as on the timing of such decision.
The Company’s third objective is to select and begin additional clinical programs once it has obtained marketing approval for tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
Finally, all of the foregoing activities will be carried out in a cost-efficient manner to conserve the Company’s cash position and to manage its burn rate. The Company has sufficient liquidities to self-finance its activities for the current financial year.

Description of the Business of the Company	Page 10
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

ITEM 3 DESCRIPTION OF THE BUSINESS OF THE COMPANY
3.1 STRATEGIC APPROACH
     A. Mission
Theratechnologies is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive speciality markets where it can retain all or some of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
     B. Strategy
The Company’s strategy for growth consists in focusing on tesamorelin. In pursuing this strategy, the Company intends to:
•	Obtain regulatory approval for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States;

•	Enter into strategic alliance agreements with third parties for regulatory approvals and for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in territories outside of the United States;

•	Develop additional clinical programs for tesamorelin which meet the criteria described below other than programs in HIV-associated lipodystrophy; and

•	Manage the life cycle of tesamorelin with the development of new formulations and, in the longer-term, develop and/or use improved drug delivery systems.
The Company relies on the following set of criteria in building its product portfolio:
•	Have the ability to be protected by one or more patents;

•	Have a potential competitive edge over products currently marketed or in development;

•	Have a clear regulatory path and a manageable clinical program;

•	Be aimed at a specialty market where commercial rights can be retained in whole or in part; and

•	Have the potential for attractive profit margins with a rapid return on investment.
The Company’s current product portfolio contains molecules which meet these criteria. However, given the early development stages of these molecules, the Company may consider, at a later stage, acquiring advanced-stage molecules from third parties which meet these criteria to grow its product portfolio.
     C. Business Plan
          i. Commercialization
The first priority of the Company is to obtain marketing approval from the FDA for the commercialization of tesamorelin in HIV-infected patients with lipodystrophy in the United States. To that end, the Company has formed various groups within the Company who meet on a regular basis

Description of the Business of the Company	Page 11
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

and work closely with EMD Serono’s teams to prepare the commercialization of tesamorelin in the United States, if and when tesamorelin is approved.
The Company’s strategy is to leverage the application already created for the United States market. Therefore, the second priority of the Company consists in expanding the territories where tesamorelin for the treatment of excess abdominal fat for HIV-infected patients with lipodystrophy can be commercialized. The Company currently has ongoing discussions with third parties in territories outside of the United States with the aim of entering into strategic alliance agreements with such third parties. Under such strategic alliance agreements, these third parties would be responsible to obtain marketing approval of tesamorelin in one or more territories and to commercialize the product in such territories. The Company is exploring commercialization strategies in Brazil and Europe, among other territories.
As for the Canadian markets, the Company has the option to enter into a strategic alliance with a third party for the commercialization of tesamorelin or to retain the commercial rights to tesamorelin and commercialize it itself in Canada. However, as of the date hereof, the strategy for the commercialization of tesamorelin in Canada has yet to be determined.
          ii. Manufacturing
The Company only has the capacity to manufacture small quantities of peptides in its laboratories, which may be used for preclinical studies.
In 2001, the Company entered into a manufacturing agreement with Bachem, Inc. (hereafter “Bachem”), an American subsidiary of Swiss-based Bachem AG, for the manufacture of larger quantities of drug substances to be used for clinical programs (hereafter the “2001 Bachem Agreement”). On March 11, 2009, the Company and Bachem entered into a new manufacturing and supply agreement (hereafter the “API Supply Agreement”) providing for the manufacture and supply of tesamorelin for clinical programs and for commercial use. The API Supply Agreement replaces and supersedes the 2001 Bachem Agreement. For a description of the API Supply Agreement, see Item 3.6Ai.
As part of the process of manufacturing tesamorelin, the Company entered into an agreement for the manufacture and supply of the drug product for tesamorelin with Draxis Pharma, a division of Draxis Specialty Pharmaceuticals, Inc. (hereafter “Draxis”) in 2001. This agreement provides for Draxis to manufacture tesamorelin in its finished form as per the formulation and manufacturing process developed by the Company. On December 23, 2009, the Company and Draxis entered into another manufacturing and supply agreement providing for the manufacture and supply of commercial lots of tesamorelin (hereafter the “Lyophilization Agreement”). Pursuant to the Company’s agreements with Draxis, Draxis must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations as directed by the Company. For a description of these agreements, see Item 3.6Aii.
In addition, the Company has also entered into other commercial agreements to ensure the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. For a description of the most salient agreements, see Item 3.6A.
          iii. Development
With respect to the preclinical and clinical development of its products, Theratechnologies employs a combination of internal resources and outside contractors. Animal toxicology studies are conducted by contract research organizations. The Company’s clinical studies are designed internally by employees with external support when needed, but are carried out, for the most part, by contract research

Description of the Business of the Company	Page 12
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

organizations. The entry and management of clinical data, as well as the statistical analyses, are carried out internally. In all cases where work is subcontracted, the Company’s specialized personnel is responsible for monitoring the work and ensuring that established and documented standard operating procedures are used. These employees are responsible for preparing the experimental protocols, following-up on the studies, interpreting the results and completing study reports as well as other additional documents that may be required for regulatory submissions.
          iv. Discovery and Preclinical
Theratechnologies has developed specific expertise in the field of therapeutic peptides.
Although natural peptides have significant therapeutic potential, they are subject to enzymatic degradation which severely limits their effectiveness in clinical use. Theratechnologies’ Long Acting Peptide Method (hereafter “LAP”) is a peptide stabilization method which increases the target protein’s resistance to enzymatic degradation, while maintaining its natural specificity. This usually results in a more stable and efficient compound. The Company’s tesamorelin was developed in house using this technology.
Theratechnologies has developed know-how in peptides in the field of AKI and the Company continues its research and development for new peptides.
3.2 COMPANY PRODUCTS
Presently, the Company’s products are at different stages of development. In keeping with its strategy, such products target unmet medical needs in commercially attractive markets.
     A. Product Portfolio Overview
The following table provides an overview of the Company’s products and their stages of development:

Regulatory
Products Currently in Development	Preclinical	Phase 1	Phase 2	Phase 3	review
Programs developed internally:

Third-party studies evaluating tesamorelin:

(1)	The Company has completed its Phase 3 clinical studies and is currently under regulatory review at the FDA.

(2)	Independent Study sponsored by the NIH and led by Dr. Steven Grinspoon and the MGH.

(3)	Independent Study sponsored by the NIH and led by Dr. Michael V. Vitiello and the University of Washington.

Description of the Business of the Company	Page 13
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

     B. Tesamorelin
Tesamorelin, a synthetic human growth hormone releasing factor analogue, was developed in Theratechnologies’ laboratories in 1995 and has been patented by the Company. This analogue was synthesized by optimizing and stabilizing natural Growth Hormone-Releasing Factor (hereafter “GRF”) using the LAP method described in Item 3.1Civ. above, thus prolonging its duration of action. This product induces growth hormone (hereafter “GH”) secretion in a natural and pulsatile way. The results obtained to date suggest a therapeutic potential in both anabolic and metabolic/lipolytic indications.
          i. Mechanism of Action
Tesamorelin induces the secretion of endogeneous GH by the pituitary gland, which plays a key role in regulating metabolism. GH has diverse functions, including the regulation of body composition, glucose and lipid metabolism as well as cardiac function. It exerts its lipolytic effect by reducing the accumulation of fat in adipose tissue. GH also influences anabolism, immune function and cognitive function. It exerts its effect on protein metabolism either directly or indirectly through increased production of insulin-like growth factor-1 (hereafter “IGF-1”) in the liver or in peripheral target tissues.
The effects of GRF (a hypothamalamic hormone) /GH on adipose tissue have led to several clinical trials in the area of HIV-associated lipodystrophy with recombinant human (hereafter “rh) GRF, rhGH and tesamorelin. Phase 3 trials undertaken with tesamorelin have demonstrated that the lipolytic action induced by this treatment was capable of decreasing visceral adipose tissue (hereafter “VAT”) without decreasing the subcutaneous adipose tissue (hereafter “SAT”). The limited effect of tesamorelin on SAT is important for the treatment of HIV-infected patients with lipodystrophy, which is often associated with lipoatrophy, the latter being characterized by a reduction of SAT.
The safety profiles of rhGH and tesamorelin are very different. The natural synthesis of GH is regulated by a feedback mechanism preventing its overproduction, this mechanism is short-circuited by the administration of exogenous rhGH. This gives rise to side effects, which are particularly frequent among older people. In addition, rhGH can cause hyperglycemia which limits its use in patients with diabetes or pre-diabetic conditions, such patients constituting a substantial percentage of the lipodystrophy patient population. Tesamorelin induces optimal activity of the somatotrope function and retains the natural rhythm (pulsatility) of the physiological secretion of GH, without interfering with the feedback mechanism mentioned above.
Tesamorelin has the characteristic of inducing secretion of GH in a natural and pulsatile fashion and mimics the advantages of natural GRF.
          ii. Development
Preclinical. In animal tests, tesamorelin has been shown to have a lasting and effective action on the secretion of GH and, as a result, on the secretion of IGF 1. These effects are obtained with much smaller doses when compared with natural GRF.
Phase 1. A clinical trial was designed to establish the safety of multiple doses, as well as to measure the production of IGF 1. The results of this trial were very conclusive. In fact, in only a few days, tesamorelin doubled IGF 1 levels in treated subjects to a level corresponding to the one found in a young adult. In addition, the side-effect profile of tesamorelin was comparable to placebo. It was also found that the drug was highly specific as it did not significantly affect the secretion of other pituitary hormones. Overall, the Company completed nine Phase 1 studies to (i) establish its safety after multiple doses, (ii) characterize its pharmacokinetic and pharmacodynamic profile in healthy

Description of the Business of the Company	Page 14
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

volunteers and also in patients, and (iii) evaluate the potential for drug-drug interactions with other compounds likely to be administrated with tesamorelin.
Phase 2. The Phase 2 clinical development program was centered on tesamorelin’s effect on anabolism, the immune system and cognitive functions as well as its lipolytic effect. The Company completed seven Phase 2 studies through which it was able to better understand the metabolic effects of tesamorelin and characterize its safety in various populations, including diabetic patients.
More specifically, the Company decided to conduct a Phase 2 study on tesamorelin’s effect in HIV- associated lipodystrophy. As stated above, studies have demonstrated that rhGH, by its lipolytic action, effectively reduces excessive visceral fat in patients suffering from HIV-associated lipodystrophy, while at the same time, increasing muscle mass and reducing non HDL cholesterol (atherogenic or bad cholesterol). However, the administration of rhGH is not indicated for glucose-intolerant patients, a condition often observed in HIV-infected patients with lipodystrophy. Consequently, Theratechnologies decided to study the effect of tesamorelin in the treatment of this condition. Highlights of the study included a good safety profile, a clear effect on body composition and a clinically relevant reduction in visceral fat while subcutaneous fat was preserved.
Phase 3. Based on the results of the Phase 2 clinical trials, the Company considered different clinical programs for the late-stage development of tesamorelin. It ultimately chose HIV-associated lipodystrophy because it provided an entry point for the commercialization of tesamorelin:
•	It represented an unmet medical need, making it possible for the Company to be among the first to the market;

•	It had a potential clinical advantage over other products in development because it was possible to administer it safely to pre-diabetic and diabetic patients, which represented approximately 40% of the lipodystrophic patient population;

•	The Phase 3 clinical program in this indication was manageable for a biotechnology company the size of Theratechnologies, in terms of number of patients and duration of treatment; and

•	The targeted commercial audience was made up of a relatively small number of HIV specialists.
The Company designed a Phase 3 clinical program for tesamorelin in HIV-associated lipodystrophy and had it validated by American regulatory authorities. Based on Phase 2 safety results, the Company was able to include glucose-intolerant and diet-controlled diabetic patients in its program. The program included two independent clinical trials to demonstrate the safety and efficacy of tesamorelin in the treatment of HIV-infected patients with excess abdominal fat. For both Phase 3 trials, data were discussed at 26 and 52 weeks.
In June 2005, the Company began treatment of the first patient in its first Phase 3 study. The results of the first 26-week period of the first study were announced by the Company on December 19, 2006 and were published in the NEJM on December 6, 2007. Patients treated with tesamorelin achieved an average reduction of 15% in VAT compared to an average increase of 5% in the placebo group (p<0.001).
The results of the extension phase (52 week data) of the Phase 3 study were announced on October 1, 2007, presented at the end of October at the 11th European AIDS Conference in Madrid and published in AIDS on September 12, 2008. The primary objective of the extension phase of the Phase 3 study was to evaluate the safety profile of tesamorelin over a 52 week period.
The confirmatory Phase 3 clinical study began in January 2007 and the recruitment was completed by September 2007. This study was carried out with approximately 400 patients in North America and

Description of the Business of the Company	Page 15
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Europe. The 26-week confirmatory Phase 3 clinical study was designed to evaluate the efficacy of tesamorelin in patients with HIV-associated lipodystrophy and was powered to detect an 8% reduction in VAT versus placebo. The results of the first 26-week period of the confirmatory study were announced by the Company on June 18, 2008, and presented at the beginning of August 2008 at the XVII International AIDS Conference in Mexico City. These results showed that patients treated with tesamorelin for 26 weeks achieved an average 11% decrease in VAT versus baseline (p<0.001) and 10% versus placebo.
On December 15, 2008, the Company announced the 52 week results of its confirmatory Phase 3 clinical study. This study was carried out to evaluate the long-term (52 weeks) safety profile of tesamorelin in patients with HIV-associated lipodystrophy. Although the primary objective of the Phase 3 clinical studies was to determine the long-term (52 weeks) safety profile of tesamorelin, the data regarding the efficacy of tesamorelin in this confirmatory trial replicated what was observed in the first Phase 3 clinical study. Those patients who were treated for 52 weeks in the confirmatory clinical study experienced a total reduction of 18% VAT compared to baseline (p<0.001) which is consistent with the results observed at 52 weeks in the first clinical study.
Since February 2009, the Company has made several oral and poster presentations at various scientific meetings relating to its continuous review of the data gathered from its confirmatory clinical study, and recently, the Company published the results of its confirmatory Phase 3 study in the Journal of Acquired Immune Deficiency Syndromes.
On May 29, 2009, the Company submitted a NDA to the FDA and, on August 12, 2009, the FDA accepted to file the Company’s NDA. In November 2009, the Company announced that the Advisory Committee was to hold a meeting with the Company to review the Company’s NDA. However, on January 25, 2010, the Company announced that the February 24, 2010 meeting date with the Advisory Committee was to be rescheduled due to an administrative delay at the FDA.
          iii. Outlook
The Company is currently providing information to the FDA as part of the FDA’s review of the Company’s NDA and the Company continues to prepare for the Advisory Committee. If tesamorelin for the treatment of excess abdominal fat in HIV-infected patients is approved by the FDA, the Company expects EMD Serono to launch the product within the next two calendar quarters following the approval of the product.
The Company is considering two other potential groups of clinical programs for tesamorelin which meet the criteria described in Item 3.1B, namely, a clinical program for tesamorelin using the anabolic effects of the peptide, such as wasting or cachexia, and a clinical program for tesamorelin using the catabolic effects of the peptide, such as GHDAO. The Company does not plan to select and begin any additional clinical programs until marketing approval for tesamorelin in the United States for HIV- associated lipodystrophy has been obtained.
     C. Compounds for Acute Kidney Injury
By applying the criteria described in Item 3.1B, AKI has been identified as a potential clinical program for internal development. The Company has developed novel peptides specifically tailored for the prevention or treatment of AKI. One of these peptides (TH0673) is a bifunctional peptide that is currently in preclinical development. For a description of AKI, see Item 2.1Aii.

Description of the Business of the Company	Page 16
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

3.3 MARKETS AND COMPETITION
The Company seeks commercial approvals in specialty market indications with unmet medical needs. Competition comes mainly from biopharmaceutical and pharmaceutical companies.
     A. HIV-associated Lipodystrophy
HIV-associated lipodystrophy is a medical condition characterized by abnormalities in body shape and composition, with multiple associated metabolic disturbances, including dyslipidemia and insulin resistance. In HIV-infected patients, lipodystrophy may be a consequence of the viral infection, of antiretroviral therapy, or of both. Several concerns that arise as a result of HIV-associated lipodystrophy include a range of physiological and psychological complications, beyond the significant health and mortality risks of the infection itself. The changes in body composition include lipoatrophy, which is the loss of subcutaneous fat tissue, generally in the limbs and the facial area, and/or lipohypertrophy, which is the accumulation of adipose tissue, mainly in the abdomen (visceral fat), but also in other regions such as the neck (buffalo hump) and the breasts. Lipohypertrophy is a risk factor for Type 2 diabetes and cardiovascular diseases. In addition to the direct health risks, the resulting body abnormalities can stigmatize patients and discourage compliance with their HIV treatments. To the Company’s knowledge, there is currently no approved treatment for this condition and although certain new HIV treatments tend to reduce some of the effects regarding dyslipidemia and lipoatrophy, the lipohypertrophy component remains an important unmet medical need. Recent estimates from the Joint United Nations Programme on HIV/AIDS established the prevalence of HIV at 1.4 million in North America and Mexico and at 850,000 for Western & Central Europe. In addition, the Brazilian Health Ministry has indicated that approximately 350,000 patients are living with AIDS in Brazil. Of the patients diagnosed and treated for HIV/AIDS, the overall prevalence of excess abdominal fat is estimated at 30% although exact prevalence of excess abdominal fat may vary from region to region.
Theratechnologies is aware that other companies have expressed an interest in developing a product for the treatment of lipodystrophy, but to its knowledge, such other companies are at earlier stages of development than Theratechnologies.
     B. Acute Kidney Injury
AKI is the acute deterioration of kidney function leading to increased urea waste products and electrolyte imbalance in blood which may also affect other organs. AKI is common among hospitalized patients and complicates the management of patients in intensive care units. It affects 3-7% of patients admitted to hospital and approximately 25-30% of patients in the intensive care unit within days of major surgery. The population incidence of AKI is approximately 2,000 — 3,000 patients per million per year. Unfortunately, despite hospitalization and renal replacement, AKI is highly associated with mortality; of the dialyzed patients, the mortality rate is 40-60%.
Currently the only approved treatment for post-surgical AKI is hemodialysis. New developments in the diagnosis of AKI offer a unique opportunity in the early selection of patients and intervention with therapeutics to prevent or treat AKI in its early stages which may have significant clinical benefit on the mortality associated with AKI. For a description of these new developments see Item 2.1Aii.
The Company believes that there exists an unmet clinical need for effective pharmacological therapies and it has produced peptidic molecules which could be used for the potential prevention or treatment of AKI.

Description of the Business of the Company	Page 17
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

3.4 REGULATORY FRAMEWORK
The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure efficacy and safety. In Canada, these activities are governed by the provisions of the Food and Drugs Act and its regulations, the enforcement of which is ensured by the Therapeutic Products Directorate of the Health Products and Food Branch of Health Canada. In the United States, it is the FDA that has jurisdiction. In order to obtain approval for commercializing new drugs in Canada and the United States, the Company must satisfy many regulatory conditions. The Company must complete preclinical studies in order to file a Clinical Trial Application in Canada (hereafter a “CTA”) and an Investigational New Drug Application in the United States (hereafter a “IND”). It then receives different clearance authorizations to proceed with Phase 1 clinical trials, which can then lead to Phase 2 and Phase 3 clinical trials. Once these trials are completed, the Company files a registration file named New Drug Submission in Canada (hereafter a “NDS”) and an NDA in the United States. If such a registration file shows that the product was developed in accordance with the regulatory authorities’ rules, regulations and guidelines and demonstrates a favourable risk/benefit analysis, then the regulatory authorities issue a notice of compliance (Canada) or an approval action letter (US), which allows the Company to market the product. The Company is also examining the regulatory parameters in other territories to obtain a drug approval.
3.5 INTELLECTUAL PROPERTY
The principal intellectual property elements held by the Company consist of patents, trademarks, license agreements and know-how.
The Company’s patent portfolio is comprised of several patent families, each covering a product or a technology. There are six families which cover therapeutic peptides under development. Presently, the Company holds one family of patents which protect the tesamorelin peptide and a series of tesamorelin analogues, two families which are aimed at protecting therapeutic indications of tesamorelin, and one family which covers a new formulation thereof. In addition, there are two families which are aimed at protecting peptides in the area of AKI.
With respect to patents, the Company generally proceeds by first filing a provisional application with the US Patent and Trademark Office (hereafter “USPTO”), following which the Company simultaneously files a utility patent application in the United States and an international application under the Patent Cooperation Treaty (hereafter “PCT”). The PCT provides the option of filing patent applications with all member states throughout the world. Countries where an application will ultimately be filed are chosen based on a cost-to-protection analysis and on a country-by-country basis for each individual patent application. Each product or technology requires a separate analysis to optimize its protection. The patents, once issued, generally grant protection for a twenty year period starting on the date of filing.
     A. Tesamorelin
The Company’s earliest patent applications relating to tesamorelin were filed in 1995. The patent granted on tesamorelin will not expire before 2015 in the United States and in 2016 in Europe and elsewhere. It is also possible for the Company to obtain from the USPTO a Patent Term Extension for up to five years in connection with the approval of a drug. On January 8, 2008, the Company also received from the USPTO a patent covering methods of treatment of HIV-associated lipodystrophy using tesamorelin. This newly granted patent will not expire before 2023. On December 29, 2009, the Company obtained patent protection for tesamorelin in Brazil. This patent will provide protection until December 2019.

Description of the Business of the Company	Page 18
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

In addition, in 2009, the Company enlarged the family of patents which protects a new formulation of tesamorelin by filing nineteen (19) national and regional entry phases of its PCT application.
The Company has obtained trademark registrations in Europe, Japan and Australia for several potential commercial names for tesamorelin. In Canada and in the United States, those applications have successfully undergone examination.
     B. AKI
In 2008, the Company filed patent applications for its molecules, including the bifunctional peptides that could be used for AKI. The Company has recently filed many national and regional entry phases of its PCT application for AKI.
     C. Others
The Company also holds patents and patent applications on its GLP 1 analogue families and on pre-term labour related peptides which have been out licensed in September 2007 to OctoPlus N.V. and in May 2008 to PDC Biotech GmbH, respectively.
3.6 COMMERCIAL AGREEMENTS
     A. Supply Agreements
As per the Collaboration and Licensing Agreement, the Company is responsible for the manufacture and supply of tesamorelin to satisfy commercial demands in the United States. In order to fulfill these obligations, The Company has negotiated and entered into various third-party supply agreements.
          i. Bachem
On March 11, 2009, the Company entered into the API Supply Agreement with Bachem for the development and validation of the manufacturing process for lots of tesamorelin which had begun under a previous agreement, the development and validation of a manufacturing process for the production of the active pharmaceutical ingredient for tesamorelin, and for the manufacturing and supply of tesamorelin for clinical programs and for commercial sale in the United States. This API Supply Agreement replaces and supersedes a previous agreement between the Company and Bachem, the American subsidiary of Swiss-based Bachem AG pertaining to the manufacture of tesamorelin.
          ii. Draxis
In 2001, the Company entered into an agreement with Draxis for the manufacture and supply of the drug product for tesamorelin. This agreement provides for Draxis to manufacture tesamorelin in its finished form as per the formulation and manufacturing process previously developed by the Company for tesamorelin. As part of this agreement, Draxis must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to the Company. Draxis also carries out stability studies on tesamorelin.
On December 23, 2009, the Company entered into the Lyophilization Agreement. This agreement provides for Draxis to manufacture and supply commercial lots of tesamorelin to the Company as a lyophilized product for the commercial sale of tesamorelin in the United States. Pursuant to this agreement, Draxis must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations as directed by the Company.

Description of the Business of the Company	Page 19
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

          iii. Becton Dickinson
On November 6, 2009, the Company entered into a supply agreement with Becton Dickinson Canada Inc. (hereafter “Becton Dickinson”). This agreement provides for Becton Dickinson to supply the Company with syringes and hypodermic needles to be supplied with tesamorelin in the United States. Under this agreement, Becton Dickinson shall also package, label and supply the needles in conformance with the Company’s specific needs for the commercial use of tesamorelin in the United States.
          iv. Hospira
On March 26, 2009, the Company entered into a development and supply agreement with Hospira Worldwide, Inc. This agreement provides for Hospira to manufacture and supply for the Company a sterile water for injection, filled and finished in plastic vials, in connection with the sale of tesamorelin in the United States.
          v. ABAR
On January 5, 2010, the Company also entered into a supply agreement with ABAR, an Italian company, in order to ensure the commercial supply of pharmaceutical mass market folding boxes for the sale of tesamorelin in the United States.
     B. Strategic Alliance Agreements
          i. EMD Serono
In October 2008, the Company and EMD Serono entered into the Collaboration and Licensing Agreement. For a description of the Collaboration and Licensing Agreement, see Item 2.1B.
          ii. PDC Biotech GmbH
In May 2008, the Company entered into an exclusive licence agreement with PDC Biotech GmbH for its family of antagonists of the prostaglandin F2a receptor for use in pre term labour and primary dysmenorrhea. Under the terms of this agreement, PDC Biotech GmbH obtained all rights to the development, use and commercialization of the family of antagonists of the prostaglandin F2a receptor. Upon the commercialization of any product based on the technology licensed under the agreement, the Company will be entitled to receive royalty payments. Unless earlier terminated in accordance with certain events stated in the agreement, the agreement will expire on the later of: (i) October 3, 2020 or (ii) the date on which all patent rights issued in connection with the technology licensed or any improvement thereof expire.
          iii. OctoPlus N.V.
On September 26, 2007, the Company entered into a license agreement with OctoPlus N.V. (hereafter “OctoPlus”), a public company listed on the Euronext, which has developed drug delivery technologies. Pursuant to the license agreement, OctoPlus was granted the exclusive worldwide rights to develop and commercialize the Company’s GLP 1 portfolio of analogues. On the date of execution of this agreement, the Company received options entitling it to purchase ordinary shares in the capital of OctoPlus. In addition, during the term of the agreement, the Company will be entitled to receive additional payments which could amount to as much as €36 million based on various milestones such as: development of the GLP 1, clinical trials, certain regulatory approvals and commercialization of a product based on GLP 1. Royalties on the annual net sales of any products

Description of the Business of the Company	Page 20
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

developed and commercialized under the agreement could also be paid to the Company. OctoPlus will be responsible for all future development costs for the GLP 1 portfolio of analogues.
3.7 HUMAN RESOURCES
As at November 30, 2009, the Company had 98 employees, of whom 64 were members of the research and development team and 37 held post-graduate diplomas (MBA, M.Sc., Ph.D. and M.D.). The Company’s employees have expertise in various biotechnology sectors such as the development of peptides, synthesis, toxicology, immunology, regulatory and the conduct of preclinical and clinical studies. The Company also has a self-sufficient administrative department which includes legal and financial professionals and it has a business development and marketing team. The Company maintains good relationships with its employees, and promotes collegiality and teamwork. To that end, the Company has created various multi-disciplinary teams to work on the Company’s NDA and its filing with the FDA and to collaborate with EMD Serono for the preparation of the commercialization of tesamorelin in the United States.
3.8 FACILITIES
The Company carries out its activities at 2310 Alfred-Nobel Boulevard in the Technoparc Montréal. It occupies a building of 36,400 square-feet, which houses both offices and laboratories. The current lease has a 10 year term which expires in April 2010. In October 2009, the Company entered into a new agreement with Société de portefeuille immobilier GE Q-Tech inc. for the renewal of its lease which will become effective on May 1, 2010 and will expire on April 30, 2021. Under the terms of this new lease agreement, the Company has two five (5) year renewal options. If exercised, the first renewal option will start on May 1, 2021 and expire on April 30, 2026 and the second renewal option, if exercised, will start on May 1, 2026 and expire on April 30, 2031.
The facilities contain laboratories which enable the Company to conduct peptide manufacturing, discovery and preclinical research. Peptide compounds are synthesized by the pharmaceutical development department using manual and semiautomatic methods with reactors of different sizes (from 50 to 8000 ml) and also a 12-channel automated peptide synthesizer. The peptides are purified using preparative high performance liquid chromatography (hereafter “HPLC”) comprising either the Dynamic Axial Compression column, or a number of pre-packed columns. The final peptides are dried to a solid form using lyophilization equipment. The analyses on the quality of the peptides are done using a variety of equipments including HPLC instruments Agilent 1100 and 1200, UV spectrophotometers and a water content analyzer. These tasks are accomplished by well trained personnel. The Company has established a quality system which ensures the highest quality of peptides which meet the requirements for research and preclinical studies.
Theratechnologies also has well-equipped discovery and preclinical research laboratories which include two cell culture rooms and several chemical hoods. A state-of-the-art Mesoscale chemiluminometer (Sector PR100) is used for sensitive immunological and cell-based assays. Several HPLC instruments for preformulation and purity determinations, scintillation spectrophotometers for radioactivity measurements, and fluorospectrophotometers and colorimetric plate readers for cell-based screens and immunoassays enable in-house discovery and preclinical research. A designated laboratory section is equipped to conduct studies according to Good Laboratory Practices.

Description of the Business of the Company	Page 21
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

3.9 ENVIRONMENT
To the knowledge of the Company, at its current development stage, environmental-protection requirements do not have a significant financial or operational impact on the capital expenditures, income or competitive position of the Company within the normal course of its operating activities.
3.10 RISKS AND UNCERTAINTIES
Investors should understand that the Company operates in a high risk industry. The Company has identified the following risks and uncertainties that may have a material adverse effect on its business, financial condition or operating results. Investors should carefully consider the risks described below before purchasing securities of the Company. The risks described below are not the only ones the Company faces. Additional risks not presently known to the Company or that the Company currently believes are immaterial may also significantly impair its business operations. The Company’s business could be harmed by any of these risks.
The commercial success of the Company depends largely on the development and commercialization of tesamorelin; the failure by the Company to commercialize tesamorelin would have a material adverse effect on the Company.
The Company’s focus has been to advance the development of tesamorelin in which it has invested a significant portion of its financial resources and time. Although the Company has other peptides, all are at earlier stages of development.
The ability of the Company to generate revenues in the future is primarily based on the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. In the short-term, these revenues should be primarily derived from the United-States market alone. Although the Company entered into the Collaboration and Licensing Agreement for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States, there can be no guarantee that tesamorelin will be commercialized in this country, or in any other country.
The commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy will depend on several factors:
•	receipt of regulatory approvals of tesamorelin for the treatment of excess abdominal fat in HIV- infected patients with lipodystrophy from the FDA and other regulatory agencies;

•	market acceptance of the product by the medical community, patients and third-party payers (such as governmental health administration authorities and private health coverage insurers);

•	entering into one or more strategic alliance agreements with one or more partners or building a marketing and sales force in countries other than the United States to help with the regulatory approval and/or the marketing and sale of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in those countries;

•	in the United States, the amount of resources used by the Company’s commercial partner to commercialize tesamorelin;

•	maintaining manufacturing and supply agreements to ensure the availability of commercial quantities of tesamorelin through validated processes; the number of competitors in the market; and

•	protecting the Company’s intellectual property and avoiding patent infringement claims.

Description of the Business of the Company	Page 22
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

The Company’s inability to commercialize tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the short term in the United States would delay its capacity to generate revenues and would affect its financial condition and operating results.
The Company does not have the required regulatory approval to commercialize its products and cannot guarantee that it will obtain such regulatory approval.
The commercialization of the Company’s products first requires the approval of the regulatory agencies in each of the countries where it intends to sell its products. In order to obtain the required approvals, the Company must demonstrate, following preclinical and clinical studies, the safety, efficacy and quality of a product. As far as tesamorelin is concerned, the Company focused its development to treat excess abdominal fat in HIV-infected patients with lipodystrophy and the first market the Company wishes to penetrate for this treatment is the United States. The rules and regulations relating to the approval of a new drug are complex and stringent and although the FDA has accepted the filing of the Company’s NDA, there can be no guarantee that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. In addition, there can be no guarantee that the Company will be able to obtain the regulatory approvals of agencies in other countries to sell tesamorelin for the treatment of excess abdominal fat in HIV- infected patients with lipodystrophy.
All of the products of the Company are subject to preclinical and clinical studies. If the results of such studies are not positive, the Company may not be in a position to make any filing to obtain the mandatory regulatory approval or, even where a product has been filed for approval, it may have to conduct additional clinical studies or testing on such product until the results support the safety and efficacy of such product. Such studies are often costly and may also delay a filing or, where additional studies or testing are required after a filing has been made, the approval of a product.
While an application for a new drug is under review by a regulatory agency, it is standard for such regulatory agency to ask questions regarding the application that was submitted. If these questions are not answered quickly and in a satisfactory manner, the marketing approval of the product subject to the review and its commercialization could be delayed or, if the questions are not answered in a satisfactory manner, refused. If tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy is not approved for commercialization in the United States by the FDA, the capacity of the Company to generate revenues in the short-term will be hampered and this will have an adverse effect on its financial condition and its operating results.
The obtaining of regulatory approval is subject to the discretion of regulatory agencies. Therefore, even if the Company obtains regulatory approval from one agency, or succeeds in filing the equivalent of a NDA in other countries, or has obtained positive results relating to the safety and efficacy of a product, a regulatory agency may not accept the filing or the results contained therein as being conclusive evidence of the safety and efficacy of a product in order to allow the Company to sell the product in its country. A regulatory agency may require that additional tests on the safety and efficacy of a product be conducted prior to granting approval of a product and such additional tests may delay the approval of a product, can have a material adverse affect on the Company’s financial condition based on the type of additional tests to be conducted and may not necessarily lead to the approval of a product.
Although the Company has received a Special Protocol Assessment from the FDA and the Company has followed it and met the primary medical end-points described therein, there can be no guarantee that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Even if the FDA approves tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, there can be no guarantee that other regulatory agencies will approve tesamorelin for this treatment in their respective countries.

Description of the Business of the Company	Page 23
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Even if the Company obtains regulatory approval for any of its products, regulatory agencies have the ability to limit the indicated use of a product. Also, the manufacture, marketing and sale of the products will be subject to ongoing and extensive governmental regulation in the country in which the Company intends to market its products. For instance, if the Company obtains marketing approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States, the marketing of tesamorelin will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, such as adverse event reporting and compliance with all of the FDA marketing and promotional requirements. The manufacturing facilities for the Company’s tesamorelin will also be subject to continuous reviews and periodic inspections and approval of manufacturing modifications. Manufacturing facilities are subject to inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices (hereafter “GMP”) regulations. The failure to comply with any of these post-approval requirements can result in a series of sanctions, including withdrawal of the right to market a product.
The Company has no control over the timing of the review of its NDA by the FDA.
Although the FDA advised the Company that it had set a date of March 29, 2010 under the Prescription Drug User Fee Act (United States), more commonly known as “PDUFA”, by which it targets to have completed its review of the Company’s NDA, there can be no guarantee that such date shall be met. The Company has no control over the timing of the review of its NDA by the FDA and this timing could vary based on the FDA’s workload, potential review issues contained in the Company’s NDA and other similar factors over which the Company has no control.
Even if tesamorelin is ultimately approved by the FDA, any delay in completing the review of the Company’s NDA will result in a delay in the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy and could materially adversely affect the operating results of the Company and the development of future clinical programs.
The Company is dependent on the Collaboration and Licensing Agreement for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. This agreement places the commercialization of tesamorelin outside of its control.
Under the terms of the Collaboration and Licensing Agreement, the Company granted its commercial partner the exclusive right to commercialize tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. Although the agreement contains provisions governing the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States, the Company’s dependence on its commercial partner for such purpose subjects it to a number of risks, including:
•	the exact timing of the launch of tesamorelin in the United States, if approved by the FDA;

•	the limited control by the Company on the amount and timing of resources that its commercial partner will be devoting to the commercialization, marketing and distribution of tesamorelin, which could adversely affect the Company’s ability to obtain or maximize its royalty payments;

•	disputes or litigation that may arise between the Company and its commercial partner, which could adversely affect the commercialization of tesamorelin in the United States, all of which will divert the attention of Company’s management and its resources;

•	its commercial partner not properly defending the Company’s intellectual property rights or using them in such a way as to expose the Company to potential litigation, which could, in both cases, adversely affect the value of the Company’s intellectual property rights;

Description of the Business of the Company	Page 24
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

•	corporate reorganizations or changes in business strategies of its commercial partner, which could adversely affect such commercial partner’s willingness or ability to fulfill its obligations under the Collaboration and Licensing Agreement;

•	the termination of the Collaboration and Licensing Agreement, which would adversely affect the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States.
The Company relies on third parties for the manufacture and supply of tesamorelin and such reliance may adversely affect the Company if the third parties are unable to fulfill their obligations.
The Company does not have the resources, facilities or experience to manufacture its products in large quantities on its own. The Company relies on third parties to manufacture and supply tesamorelin for clinical studies and currently intends to rely on third parties to manufacture and supply large quantities of tesamorelin for commercial sales, if approved by the FDA or other regulatory agencies.
The Company’s reliance on third-party manufacturers exposes it to a number of risks. If third-party manufacturers become unavailable to the Company for any reason, including as a result of the failure to comply with GMP regulations, manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with GMP or damage from any event, including fire, flood, earthquake, business restructuring or insolvency, or, if they fail to perform their contractual obligations under agreements with the Company, such as failing to deliver the quantities requested on a timely basis, the Company may be subject to delays in the manufacturing of tesamorelin and any other peptide. Any delay in the supply of a product could slow down or interrupt the conduct of clinical trials and, if a product has reached commercialization, could prevent the supply of the product and accordingly, adversely affect the revenues of the Company. Under the Collaboration and Licensing Agreement, the Company agreed to act as manufacturer and supplier of tesamorelin for its commercialization in the United States. Accordingly, any delay in manufacturing tesamorelin by third-party service providers may have a material adverse effect on the sales and royalties payable to the Company. In addition, any manufacturing delay or delay in delivering tesamorelin may result in the Company being in default under the Collaboration and Licensing Agreement. If the damage to a third-party manufacturer facility is extensive, or, for any reason, it does not operate in compliance with GMP or is unable or refuses to perform its obligations under its agreement with the Company, the Company will need to find an alternative third-party manufacturer. The selection of a third-party manufacturer will be time-consuming and costly since the Company will need to validate the manufacturing facility of such new third-party manufacturer. The validation will include an assessment of the capacity of such third-party manufacturer to produce the quantities that may be requested from time to time by the Company, the manufacturing process and its compliance with GMP. In addition, the third-party manufacturer will have to familiarize itself with the Company’s technology. Any delay in finding an alternative third-party manufacturer of a product could result in a shortage of such product, a delay in clinical study programs and in the filing for regulatory approval of a product and, if a product is approved for commercialization, a shortage of such a product would result in lost revenue to the Company.
Market acceptance of the Company’s products is uncertain and depends on a variety of factors, some of which are not under the control of the Company.
The Company’s ability to commercialize its products with success will depend on a variety of factors, including the extent to which reimbursement to patients for the cost of such products and related treatment will be available from governmental health administration authorities, private health coverage insurers and other organizations. Obtaining reimbursement approval for a product is time-

Description of the Business of the Company	Page 25
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

consuming and a costly process that could require the Company to provide supporting scientific, clinical and cost effectiveness data for its use. There can be no guarantee that the Company’s data will be perceived as sufficient for third-party payers to accept to reimburse one of the Company’s products.
The Company has never made an application seeking reimbursement of a drug and must, therefore, rely in part on third-party service providers or experienced partners to help it perform this task.
Other factors that will have an impact on the acceptance of the Company’s products include:
•	acceptance of a product by physicians and patients as safe and effective treatments; product price;

•	the effectiveness of the Company’s sales and marketing efforts (or those of its commercial partners);

•	storage requirements and ease of administration;

•	dosing regimen;

•	safety and efficacy;

•	prevalence and severity of side effects; and

•	competitive products.
The Company’s financial condition could be affected by the introduction of new regulations or amendments to existing regulations.
New regulations or changes to existing regulations affecting the Company and its potential customers could decrease demand for the Company’s products and affect its operating results and financial condition. For example, the implementation of health care reform legislation that regulates drug costs could limit the profits that can be made from the development of new drugs. In addition, new laws or regulations could increase the Company’s costs.
The Company must complete several preclinical and clinical studies for its products which may not yield positive results and, consequently, could prevent it from obtaining regulatory approval.
Obtaining regulatory approval for the commercialization of drug products requires a demonstration through preclinical and clinical studies that the drug is safe and effective. All of the Company’s molecules are in preclinical studies, except tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, which is now under regulatory review at the FDA. Tesamorelin is also being used in the Phase 2 studies conducted by the MGH and the University of Washington. For the other molecules and for tesamorelin in Phase 2 NIH studies, there could remain preclinical and clinical studies to be conducted prior to determining whether such molecules will show positive results of safety and efficacy.
If any of those studies are not positively conclusive or result in adverse patient reactions, this may require the Company to extend the term of its studies, to increase the number of patients enrolled in a given study or to undertake ancillary testing. Any of these events could increase the cost of conducting clinical studies, delay the filing of an application for marketing approval with regulatory agencies or result in the termination of a study and, accordingly, abandoning the commercialization of a molecule. In addition, the growth of the Company could be compromised since there can be no

Description of the Business of the Company	Page 26
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

guarantee that the Company will be able to develop new molecules, license or purchase compounds or products that will result in marketed products.
The Company relies on third-party service providers to conduct its preclinical and clinical studies and respond to the FDA’s questions regarding the Company’s NDA submission. The failure by one of these third parties to comply with their obligations may delay the studies, have an adverse effect on the Company’s development program and/or delay the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
The Company has limited human resources to conduct preclinical and clinical studies and must rely on third-party service providers to conduct its studies and carry out certain data gathering and analyses. If the Company’s third-party service providers become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical and clinical studies, operational failures such as equipment failures or unplanned facility shutdowns, or damage from any event such as fire, flood, earthquake, business restructuring or insolvency or, if they fail to perform their contractual obligations pursuant to the terms of the agreements entered into with the Company, such as failing to do the testing, compute the data or complete the reports further to the testing, the Company may incur delays in connection with the planned timing of its studies which could adversely affect the timing of the development program of a molecule or the filing of an application for marketing approval in a jurisdiction where the Company relies on third-party service providers to make such filing. In addition, where the Company relies on such third-party service provider to help in answering any question raised by a regulatory agency during its review of a Company file, the unavailability of such third-party service provider may adversely affect the timing of the review of an application and, could ultimately delay the approval. If the damages to any of the Company’s third-party service providers are material, or, for any reason, such providers do not operate in compliance with GLP or are unable or refuse to perform their contractual obligations, the Company would need to find alternative third-party service providers.
If the Company must change or select new third-party service providers, the planned working schedule related to preclinical and/or clinical studies could be delayed since the number of competent and reliable third-party service providers of preclinical and clinical work in compliance with GLP is limited. In addition, if the Company must change or select new third-party service providers to carry out work in response to a regulatory agency review of a Company’s application, there may occur delays in responding to such regulatory agency which, in turn, may lead to delays in commercializing a product.
Any selection of new third-party service providers to carry out work related to preclinical and clinical studies would be time-consuming and would result in additional delays in receiving data, analysis and reports from such third-party service providers which, in turn, would delay the filing of any new drug application with regulatory agencies for the purposes of obtaining regulatory approval to commercialize the Company’s products. Furthermore, such delays could increase the Company’s expenditures to develop a product and materially adversely affect its financial condition and operating results.
The conduct of clinical trials requires the enrollment of patients and difficulties in enrolling patients could delay the conduct of the Company’s clinical trials or result in their non-completion.
The conduct of clinical trials by the Company requires the enrollment of patients. Depending on the phase of the trials and/or the type of trials which must be conducted, the number of patients may vary. Phase 1 and Phase 2 trials generally require a smaller number of patients than Phase 3 trials.

Description of the Business of the Company	Page 27
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

The Company may have difficulties enrolling patients for the conduct of its clinical trials as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. The Company’s difficulty in enrolling patients for its clinical trials could result in the cancellation of clinical trials or delays in completing them. Any of these events would have adverse consequences on the timely development of new products, the filing of an NDA, or its equivalent, with regulatory agencies and the commercialization of the Company’s products. Such events would adversely affect the business, the financial condition and operating results of the Company.
The Company’s capacity to generate revenues may be limited by governmental control over the pricing of prescription drugs.
In some countries, the pricing of prescription drugs is subject to governmental control. In some of these countries, pricing negotiations with governmental authorities and reimbursement structures may delay the marketing of a product. If reimbursement of the Company’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the revenues of the Company could be adversely affected.
The Company must enter into strategic alliance agreements with third parties for the sale and marketing of its products and there is no guarantee that the Company will be able to achieve these tasks.
Although the Company was successful in finding a third party for the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and although the Company has ongoing discussions with third parties with the aim of entering into strategic alliance agreements with such third parties to commercialize tesamorelin outside of the United States, the conclusion of an agreement with a party is a lengthy process which includes, among other things, an analysis of the capacity of the third party, the assessment of the services to be performed by the third party, due diligence on the Company’s products and the negotiation of the terms and conditions of the agreement. The outcome of this process is uncertain and the Company may not be able to conclude any other strategic alliance agreements for the commercialization of its products, including the commercialization of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in territories other than the United States. The commercialization of the Company’s products may be delayed if it is unable to find third parties to commercialize its products and this could adversely materially affect the financial condition and the operating results of the Company. Even if the Company enters into strategic alliance agreements with third parties for the commercialization of its products, those agreements often contain termination provisions which, if exercised, could delay the commercialization of its products given that the Company has no sales force. If the Company does not succeed in entering into a strategic alliance agreement for a particular territory, it would then not succeed in commercializing the product in such a territory. In such an event, the Company may decide to commercialize the product itself in that territory and the Company has no experience in commercializing a product in any market.
The Company’s intent to possibly retain the commercial rights of its products for Canada implies that it would market and sell the product itself on the Canadian market. However, the Company currently has limited marketing capabilities and it has limited experience in developing, training or managing a sales force. The development of a sales force would be costly and would be time-consuming given the limited experience the Company has in this area. To the extent the Company develops a sales force, the Company could be competing against companies that have more experience in managing a sales force than the Company has and that have access to more funds than the Company with which to manage a sales force. Consequently, there can be no guarantee that a sales force which the

Description of the Business of the Company	Page 28
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Company develops would be efficient and would maximize the revenues derived from the sale of a Company product.
The failure by the Company to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.
The Company will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The Company tries to protect its intellectual property position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If the Company’s patents are invalidated or found to be unenforceable, it would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Company the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Company from developing its product candidates, selling its products or commercializing its patented technology. Thus, patents that the Company owns may not allow it to exploit the rights conferred by its intellectual property protection. The Company’s pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect its products and technologies or may not provide the Company with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that the Company has developed or discover the Company’s trade secrets. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.
Although the Company has received a patent from the USPTO for the treatment of HIV-related lipodystrophy with tesamorelin, there can be no guarantee that the Company will receive a patent in the other countries where it filed patent applications for the treatment of HIV-related lipodystrophy.
The Company also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. The Company tries to protect this information by entering into confidentiality undertakings with parties who have access to such confidential information, such as the Company’s current and prospective suppliers, employees and consultants. Any of these parties may breach the undertakings and disclose confidential information to the Company’s competitors.
Enforcing a claim that a third party illegally obtained and is using trade secrets is expensive and time-consuming and the outcome is unpredictable. In addition, it could divert management’s attention from the Company’s business. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, the Company’s competitive position could be harmed.
The Company’s ability to defend against infringement by third parties of its intellectual property in the Unites States with respect to tesamorelin for the treatment of HIV-related lipodystrophy depends, in part, on its commercial partner’s decision to bring an action against such third party. Under the terms and conditions of the Collaboration and Licensing Agreement, the Company’s commercial partner has the first right to bring an action against a third party infringing on the Company’s intellectual property with respect to tesamorelin for the treatment of HIV-related lipodystrophy. Any delay in pursuing such action or in advising the Company that it does not intend to pursue the matter could decrease sales, if

Description of the Business of the Company	Page 29
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

any, of tesamorelin for the treatment of HIV-related lipodystrophy and adversely affect the Company’s revenues.
The Company’s commercial success depends, in part, on its ability not to infringe on third party patents and other intellectual property rights.
The Company’s capacity to commercialize its products, and more particularly tesamorelin, will depend, in part, on the non-infringement of third parties’ patents and other intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including the Company, to determine which patents cover various types of products or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The holding of patents by the Company for tesamorelin and its application in HIV-related lipodystrophy does not guarantee that the Company is not infringing on other third-party patents and there can be no guarantee that the Company will not be in violation of third-party patents and other intellectual property rights.
Patent analysis for non-infringement is based in part on a review of publicly available databases. Although the Company reviews from time to time certain databases to conduct patent searches, it does not have access to all databases. It is also possible that some of the information contained in the databases has not been reviewed by the Company or was found to be irrelevant at the time the searches were conducted. In addition, because patents take years to be issued, there may be currently pending applications that the Company is unaware of, which may later be issued. As a result of the foregoing, there can be no guarantee that the Company will not violate third-party patents.
Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that the Company infringes upon any of such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that the Company would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert management’s attention from the daily execution of the Company’s business plan. Litigation implies that a portion of the Company’s financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of its business plan.
If the Company is involved in a patent infringement litigation, it would need to demonstrate that its products do not infringe the patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If the Company was found liable for infringement of third-party patents or other intellectual property rights, the Company could be required to enter into royalty or licensing agreements on terms and conditions that may not be favourable to the Company, and/or pay damages, including up to treble damages (but only if found liable of wilful infringement) and/or cease the development and commercialization of its products. Any finding that the Company is guilty of patent infringement could materially adversely affect the business, financial condition and operating results of the Company.
The Company has not been served with any notice that it is infringing on a third-party patent, but there may be issued patents that the Company is unaware of that its products may infringe, or patents that the Company believes it does not infringe but could be found to be infringing. The Company has reviewed, and is aware of, third-party patents for the reduction of accumulation of fat tissue in HIV patients and the Company believes that it does not infringe any valid claims of these patents.

Description of the Business of the Company	Page 30
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

The Company faces competition and the development of new products by other companies could materially adversely affect the Company’s business and its products.
The biopharmaceutical and pharmaceutical industries are highly competitive and the Company must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products. Although the Company believes that it has few direct competitors for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, it could face indirect competition.
In the other clinical programs currently being evaluated by the Company for development, there may exist companies that are at a more advanced stage of developing a product to treat the diseases for which the Company is evaluating clinical programs. Some of these competitors could have access to capital resources, research and development personnel and facilities that are superior to those of the Company. In addition, some of these competitors could be more experienced than the Company in the commercialization of medical products and already have a sales force in place to launch new products. Consequently, they may be able to develop alternative forms of medical treatment which could compete with the products of the Company and could be commercialized more rapidly and effectively than the products of the Company.
The Company’s business may be harmed if it is unable to manage its growth effectively.
The Company expects to experience rapid growth throughout its operations if tesamorelin is commercialized. Such growth would place a strain on operational, human, and financial resources. To manage its growth, the Company will have to further develop its operating and administrative systems and attract and retain qualified management, professional, scientific, and technical operating personnel.
There can be no guarantee that the Company will be successful in developing such systems and attracting and retaining qualified personnel. Failure to manage growth effectively could have an adverse effect on the Company’s business, financial condition and operating results.
The Company depends on its key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on its business and growth potential.
The Company’s mission is to discover or acquire novel therapeutic products targeting unmet medical needs in financially attractive specialty markets. The achievement of this mission requires qualified scientific and management personnel. The loss of scientific personnel or of members of management could have a material adverse effect on the business of the Company. In addition, the Company’s growth is and will continue to be dependent, in part, on its ability to retain and hire qualified personnel. There can be no guarantee that the Company will be able to continue to retain its current employees or will be able to attract qualified personnel to pursue its business plan.
The Company is not profitable and may never achieve profitability.
For the financial year ended November 30, 2009, the Company reported losses of $15,058,000. The Company has been reporting losses since its inception (except for the financial years ended November 30, 2001 and 2000) and, as at November 30, 2009, it had an accumulated deficit of $243,887,000. The Company does not expect to generate significant recurrent revenues in the immediate future and will continue to experience losses as it continues its efforts to obtain regulatory approvals for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with

Description of the Business of the Company	Page 31
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

lipodystrophy in the United States and other countries. As a result of the foregoing, the Company will need to generate significant revenues to achieve profitability.
The Company’s profitability will depend on its capacity (i) to obtain regulatory approval for the use of tesamorelin in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and on the capacity of its commercial partner to commercialize tesamorelin for such indication and (ii) to expand the commercialization of tesamorelin in other territories. However, there is no guarantee that the Company will succeed in commercializing any of its products (including tesamorelin) and, accordingly, the Company may never become profitable.
The Company may require additional funding and may not be able to raise the capital necessary to continue and complete the research and development of its products and their commercialization.
Although the Company has enough funding to support its current business plan, the Company does not generate significant revenues and may need financing in order to sustain its growth, to continue its research and development of new products and its clinical programs, to develop its marketing and commercial capabilities and to meet its compliance obligations with various rules and regulations to which it is subject. In the past, the Company has been financed through public equity offerings and the Company may effect additional equity offerings to raise capital, the size of which cannot be predicted. The issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of the common shares.
Moreover, the market conditions or the business performance of the Company may prevent the Company from having access to the public market in the future. Therefore, there can be no guarantee that the Company will be able to continue to raise capital by way of public equity offerings. In such a case, the Company will have to use other means of financing, such as issuing debt instruments or entering into private financing agreements, the terms and conditions of which may not be favourable to the Company. If adequate funding is not available to the Company, it may be required to delay, reduce, or eliminate its research and development of new products, its clinical trials or its marketing and commercialization efforts to launch and distribute new products.
The Company may not receive the full payment of all milestones or royalty payments pursuant to the agreements entered into with third parties and, consequently, the financial condition and operating results of the Company could be adversely impacted.
The Company has entered into license agreements and other forms of agreements with third parties regarding the development and commercialization of some of its products. These agreements generally require that the third party pays to the Company certain amounts upon the attainment of various milestones and royalties on the sales of the developed product. There can be no guarantee that the Company will receive the payments described in those agreements since the development of products may be cancelled if the research does not yield positive results. Under such circumstances, the Company would also not receive royalties. Even if the development of a product yields positive results, all of the risks described herein with respect to the obtaining of regulatory approval are applicable. Finally, if there occurs a disagreement between the Company and the third party, the payment relating to the attainment of milestones or of royalties may be delayed. The occurrence of any of those circumstances could have a material adverse effect on the Company’s financial condition and operating results.

Description of the Business of the Company	Page 32
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

The Company may not achieve its publicly announced milestones on time.
From time to time, the Company publicly announces the timing of certain events to occur. These statements are forward-looking and are based on the best estimate of management relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. Events such as completion of a clinical program, discovery of a new product, filing of an application to obtain regulatory approval, beginning of commercialization or announcement of additional clinical programs for a product may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a commercial partner or any other event having the effect of delaying the publicly announced timeline. The Company’s policy on forward-looking information consists of not updating it if the publicly disclosed timeline varies. Any variation in the timing of certain events having the effect of postponing such events could have an adverse material effect on the business plan, financial condition or operating results of the Company.
The outcome of scientific research is uncertain and the failure by the Company to discover new products could slow down the growth of its portfolio of products.
The Company conducts research activities in order to increase its portfolio of products. The outcome of scientific research is uncertain and may prove unsuccessful and, therefore, may not lead to the discovery of new molecules and progression of existing molecules to an advanced development stage. The inability of the Company to develop new molecules or to further develop the existing ones could slow down the growth of its portfolio of products.
The development and commercialization of drugs could expose the Company to liability claims which could exceed its insurance coverage.
A risk of product liability claims is inherent in the development and commercialization of human therapeutic products. Product liability insurance is very expensive and offers limited protection. A product liability claim against the Company could potentially be greater than the available coverage and, therefore, have a material adverse effect upon the Company and its financial condition. Furthermore, a product liability claim could tarnish the Company’s reputation, whether or not such claims are covered by insurance or are with or without merit.
The Company’s common share price is volatile and investors could lose money as a result of such volatility.
The market price of the Company’s common shares is subject to volatility. General market conditions as well as differences between the Company’s financial, scientific and clinical results and the expectations of investors as well as securities analysts can have a significant impact on the trading price of the Company’s common shares. In recent years, the stocks of many biopharmaceutical companies have experienced extreme price fluctuations, unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance. The occurrence of any of the above risks and uncertainties could have a material adverse effect on the price of the common shares.

Description of the Business of the Company	Page 33
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

ITEM 4 DIRECTORS AND EXECUTIVE OFFICERS
4.1 DIRECTORS
The following table lists the names of the directors of the Company, their province or state and country of residence, their principal occupation, their position or office held in the Company (if any), the year in which each of them first became a director of the Company and the number of shares each of them beneficially owned, directly or indirectly, or over which they exercised control or direction as of February 22, 2010. Each elected director remains in office until the next annual meeting of shareholders, unless he resigns or his position becomes vacant following his death, his destitution or for any other reason before the next annual meeting of shareholders.

DIRECTORS
			Number of
Name, Province or State		Director	Common
and Country of Residence	Principal Occupation	Since	Shares
Paul Pommier(1) (2) (3) (4) (5)
Québec, Canada	Chairman of the Board of the Company	1997	190,100

Gilles Cloutier(3) (5)
North Carolina,United States	Corporate Director	2003	51,000

A. Jean de Grandpré(2) (3) (4) (5)
Québec, Canada	Corporate Director	1993	200,000

Robert G. Goyer(3)	Emeritus Professor
Québec, Canada	Faculty of Pharmacy	2005	10,000
	Université de Montreal

Gérald A. Lacoste(1) (3) (5)
Québec, Canada	Corporate Director	2006	11,000

Bernard Reculeau(2)
Paris, France	Corporate Director	2005	18,100

Yves Rosconi(4)	President and Chief Executive Officer	2004	67,093
Québec, Canada	of the Company

Jean-Denis Talon(1) (2)	Chairman of the Board
Québec, Canada	AXA Canada	2001	60,000
	(Insurance Company)

Luc Tanguay(4)	Senior Executive Vice President and
Québec, Canada	Chief Financial Officer of the Company	1993	83,000

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

(4)	Member of the Financing Committee

(5)	Member of the Strategic Review Committee

Directors and Executive Officers	Page 34
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Biographical Notes of the Directors
Paul Pommier, MBA. Chairman of the Board of the Company. Mr. Paul Pommier worked for more than twenty five years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings. Retired since 1997, Mr. Pommier has acted as a director for many other companies.
Gilles Cloutier, Ph.D. Corporate Director. Dr. Gilles Cloutier has over thirty years of experience in the pharmaceutical industry including five years with contract research organizations, providing strategic support to the biotechnology and pharmaceutical industry. Dr. Cloutier has also held key positions with large North-American pharmaceutical companies where he developed expertise in the field of clinical research. His experience includes the development and approval of several drugs in Canada, the United States and Europe. Dr. Cloutier sits on the board of directors of Theratechnologies and is also Chairman of the Fondation André Delambre for amyotrophic lateral sclerosis (ALS).
A. Jean de Grandpré, C.C., Q.C. Corporate Director. A. Jean de Grandpré contributed to Bell Canada’s exceptional growth as Chairman of the Board and Chief Executive Officer and went on to become the founding Chairman of the Board and CEO of BCE. In recognition of these achievements, he was inducted into the Canadian Business Hall of Fame. Mr. de Grandpré also served as a member of the boards of directors of other important Canadian and US corporations, namely Northern Telecom Limited, Chrysler Corporation, Sun Life and TD Bank, and as a member of the international advisory boards of Chemical Bank and Goldman Sachs. He has been a member of the board of directors of Theratechnologies since its founding in October 1993 and was appointed Chairman in 1996. He resigned his position as Chairman in March 2007.
Robert G. Goyer, Ph.D. Emeritus professor, Faculty of Pharmacy of the Université de Montréal. Dr. Goyer has more than forty years of experience in the pharmaceutical field. Former President of Jouveinal Canada, Dr. Goyer is also a former dean of the Faculty of Pharmacy of Université de Montréal. Recognized for his broad expertise in drug development, he has served on the boards of several companies and governmental organizations. He was notably Chairman of the Advisory Committee on drug approval procedures of Health Canada’s Therapeutic Products Directorate and a member of the board of directors of the Régie de l’assurance maladie du Québec. Most recently, he was Chairman of the Conseil du médicament du Québec.
Gérald A. Lacoste, Q.C. Corporate Director. Gérald A. Lacoste is a lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Quebec Securities Commission (now known as the Autorité des marchés financiers) and was also President and CEO of the Montreal Stock Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Quebec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Quebec. Mr. Lacoste is currently a corporate director, actively involved in the biotechnology industry, and is a member of the North American Free Trade Agreement (NAFTA) arbitration panel.
Bernard Reculeau. Corporate Director. Mr. Bernard Reculeau brings over twenty-five years of pharmaceutical industry experience to Theratechnologies. From September 2006 to December 2009, he was the President of CIS Bio International, a French company specializing in nuclear medicine and biomedical technologies. Prior to joining CIS Bio International, Mr. Reculeau was Senior Vice President Pharmaceutical Operations of Paris-based Sanofi-Aventis for the InterContinental Region. In his previous functions, he was responsible for product development and commercialization in numerous countries around the world. Mr. Reculeau has extensive hands-on management experience

Directors and Executive Officers	Page 35
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

in commercial activities, cumulating close to fifteen years in pharmaceutical operations, notably in France where he very successfully ran the pharmaceutical operations for Rhône-Poulenc and Rhône-Poulenc Rorer as well as in many other countries of the European Union. Mr. Reculeau retired in early 2010.
Yves Rosconi, B. Sc. Pharm. MBA. President and Chief Executive Officer of the Company. Mr. Yves Rosconi, brings more than twenty five years of global pharmaceutical experience to Theratechnologies. He began his career with Abbott Laboratories and went on to spend twenty one years with Rhône-Poulenc Rorer in Canada and Australia with increasing responsibilities, ultimately becoming President and General Manager of Canadian operations. After leaving Rhône-Poulenc Rorer, he spent the next two years as Chief Operating Officer of Æterna Laboratories before joining Paris-based Aventis as Senior Vice President, responsible for Africa and the Middle East. Mr. Rosconi has been acting as Chairman of the Board of Directors for BIOQuébec since September 24, 2008.
Jean-Denis Talon. Chairman of the Board, AXA Canada. Mr. Jean-Denis Talon had a successful career with AXA Insurance over a period of more than twenty years ultimately becoming President and Chief Executive Officer. He is currently Chairman of the Board of AXA Canada. Mr. Talon is also former President of the Financial Affairs Committee at the Insurance Bureau of Canada.
Luc Tanguay, M.Sc., CFA. Senior Executive Vice President and Chief Financial Officer of the Company. Mr. Luc Tanguay has been active in the biotechnology industry for over fifteen years. As a member of senior management at Theratechnologies since 1996, he has contributed to the Company’s growth by facilitating access to public and private capital funding. A member of the Board of Directors since 1993, he has held various management positions since joining the Company. Prior to joining Theratechnologies, Mr. Tanguay had a career in investment banking at National Bank Financial Inc. where he helped several organizations establish themselves as public companies.
4.2	AUDIT COMMITTEE
A.	Charter
The Board of Directors of the Company has established an Audit Committee to review its annual financial statements prior to approval thereof by the Board of Directors and also to perform other duties, as is described in the Audit Committee’s charter adopted by the Board of Directors and attached hereto as Appendix A.
B.	Committee Members
As of November 30, 2009, the Audit Committee was composed of three members: Paul Pommier, its Chair, Jean-Denis Talon and Gérald A. Lacoste. All three are independent and financially literate.
C.	Members’ Education and Experience
The details mentioned hereunder describe the education and experience of the Audit Committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.
Paul Pommier. Mr. Pommier holds an MBA degree and has more than twenty-five years of experience in the financial field, notably in public and private company financings, as well as in merger and acquisition activities. While acting as a director of Royal Aviation Inc., he was also a member of its audit committee.

Directors and Executive Officers	Page 36
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Jean-Denis Talon. Mr. Talon has more than twenty years of experience in the insurance field as a senior officer. Mr. Talon acted as a member of the audit committee of AXA Canada from March 1995 to April 2008. He has been a member of the audit committee of InnovAssur since March 1999 and since November 1999, he has been acting as Chairman of its audit committee.
Gérald A. Lacoste. Mr. Lacoste has more than thirty years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste has been a member of the audit committee of Génome Québec since 2006.
Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the issuer’s financial statements.
D.	External Auditors Service Fees

	Financial Year Ended	Financial Year Ended
	November 30, 2009	November 30, 2008
Audit Fees	$80,000	$77,000
Audit-Related Fees (1)	$17,500	$71,300
Tax Fees (2)	$39,626	$40,064
All Other Fees	—	—

(1)	Audit-related fees relate principally to services rendered in connection with the Company’s quarterly financial statements. For the financial year ended November 30, 2008, audit-related fees paid to KPMG also included fees related to services rendered in connection with the Company’s public offering.

(2)	Tax fees relate to services rendered in connection with the preparation of corporate tax returns and general tax advice.
4.3	EXECUTIVE OFFICERS
The following table lists the names of all executive officers, their province or state and country of residence, their office and the number of shares beneficially owned, directly or indirectly, by each of them or over which they exercised control or direction as at February 22, 2010.

Directors and Executive Officers	Page 37
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

EXECUTIVE OFFICERS

		Number of Common
Name, Province or		Shares of the Company
State and Country		over which Control or
of Residence	Office	Direction is Exercised
Paul Pommier Québec, Canada	Chairman of the Board of the Company	190,100

Yves Rosconi Québec, Canada	President and Chief Executive Officer	67,093

Luc Tanguay Québec, Canada	Senior Executive Vice President and Chief Financial Officer	83,000

Marie-Noël Colussi Québec, Canada	Vice President, Finance	10,075

Chantal Desrochers Québec, Canada	Vice President, Business Development and Commercialization	16,300

Andrea Gilpin Québec, Canada	Vice President, Investor Relations and Communications	6,000

Jocelyn Lafond Québec, Canada	Vice President, Legal Affairs, and Corporate Secretary	Nil

Christian Marsolais Québec, Canada	Vice President, Clinical Research and Medical Affairs	8,597

Martine Ortega Québec, Canada	Vice President, Compliance and Regulatory Affairs	3,000

Pierre Perazzelli Québec, Canada	Vice President, Pharmaceutical Development	1,800

Krishna Peri Québec, Canada	Vice President, Research	35,000
Biographical Notes of the Executive Officers
For the biographical notes of Paul Pommier, Yves Rosconi and Luc Tanguay, please refer to sub-item 4.1 titled “Directors” of the present document.
Marie-Noël Colussi, CA. Vice President, Finance. Ms. Marie-Noël Colussi is a graduate of Université du Québec à Montréal in business administration. Prior to joining Theratechnologies, Ms. Colussi worked for eight years with KPMG, a major accounting firm. Ms. Colussi has acquired sound experience in accounting, auditing, control and taxation, particularly in research and development. She joined Theratechnologies in March 1997, and prior to her appointment as Vice President, Finance in February 2002, she successively held the positions of Director, Accounting and Internal Control as well as Controller.
Chantal Desrochers, B.Ph., MBA Vice President, Business Development and Commercialization. Ms. Chantal Desrochers obtained her degrees in pharmacy and business from the Université de Montréal. She began her career at Schering-Plough in sales and ultimately became a Product Director. After obtaining her M.B.A., Ms. Desrochers joined Bristol-Myers Squibb Company in Canada as Marketing Director, Pharmaceuticals and became Vice President, Institutional Business in 1995. In 1997, Ms. Desrochers was promoted as European Franchise Marketing Director, Cardiovascular, in France where she implemented market penetration strategies and contributed to the commercial development of cardiovascular products. This led to her appointment as International Marketing

Directors and Executive Officers	Page 38
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Director, Cardiovascular, at Bristol-Myers Squibb in Princeton, New Jersey. Prior to joining Theratechnologies in 2005, Ms. Desrochers had been offering consulting services in business development and product development strategies.
Andrea Gilpin, Ph.D., MBA Vice President, Investor Relations and Communications. Prior to joining Theratechnologies in 2007, Dr. Gilpin was Director, Investor Relations at MethylGene Inc. and held various positions in biotech companies. Dr Gilpin has a Ph.D. (Genetics/Biochemistry) from the University of Toronto and an MBA from the Asper School of Business.
Jocelyn Lafond, LL.B., LL.M. Vice President, Legal Affairs, and Corporate Secretary. Mr. Lafond has over fifteen years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining the Company in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin, LLP.
Christian Marsolais, Ph.D. Vice President, Clinical Research and Medical Affairs. Dr. Christian Marsolais has over fifteen years of experience in clinical research for large pharmaceutical companies, such as Sandoz Canada and BioChem Therapeutics. Before joining Theratechnologies in 2007, Dr. Marsolais held various positions at Pfizer Global Pharmaceuticals, where he was appointed Director of Medical Affairs, Therapeutic Areas, in 2004. In this position, Dr. Marsolais was responsible for the clinical program and scientific initiatives development, as well as the integration of the Scientific Affairs and Clinical Research for the oncology and HIV Franchise. Dr. Marsolais holds a Ph.D. in Biochemistry from the Université de Montréal.
Martine Ortega, Pharm. D. Vice President, Compliance and Regulatory Affairs. Ms. Martine Ortega joined Theratechnologies in 2006. A graduate in pharmacy from the Université d’Aix-Marseille II, she holds a postdoctoral degree in dermatology. Ms. Ortega has close to twenty years of experience in the pharmaceutical industry where she has gained sound knowledge of the drug development process. During her career, she has acquired broad expertise in GLP, GCP and cGMP practices and procedures as well as in computerized systems validation. She is also experienced in relations with US, European and Canadian regulatory agencies. Before joining Theratechnologies, she held senior management positions at Ventana Clinical Research Corporation in Toronto, as well as MDS Pharma Services and at the Canadian subsidiary of Sandoz in Montreal.
Pierre Perazzelli, B. Sc. Vice President, Pharmaceutical Development. A graduate of Université Laval, Mr. Perazzelli has been working in the pharmaceutical manufacturing industry for over twenty years. Throughout his career, he has held various positions in large pharmaceutical companies, such as Bristol Myers Squibb and Abbott Laboratories. He was Director of the LAB Laboratory, a research centre specializing in pharmaceutical formulation. He is also experienced in the production of generic drugs. Mr. Perazzelli joined Theratechnologies in May 2000.
Krishna Peri, Ph.D. Vice President, Research. Co-inventor of the ExoPep™ technology and a founder of Pharma-G, Dr. Krishna Peri holds a Ph.D. in biochemistry from the University of Saskatchewan, Canada. He pursued post-doctoral research in cancer as an NCI fellow at McGill University and at Ste. Justine Hospital Research Center. After the acquisition of Pharma-G by Theratechnologies in 2000, he served as director of discovery research, and was subsequently appointed Vice-President, Research, in June 2004.

Directors and Executive Officers	Page 39
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

4.4	DECLARATION OF THE DIRECTORS’ AND OFFICERS’ ANTECEDENTS
Except as described below, to the knowledge of the Company, no director or executive officer of the Company (a) is, as at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.
Paul Pommier was a member of the board of directors of Royal Aviation Inc. from September 1996 until it was acquired by Canada 3000 Inc. in March 2001. Subsequently, at the end of 2001, Canada 3000 Inc. and its subsidiaries, including Royal Aviation Inc., made assignments in bankruptcy under Item 49 of the Bankruptcy and Insolvency Act (R.S. 1985, c. B-3) (hereafter the “Bankruptcy Act”).
Yves Rosconi was a member of the board of directors of Mistral Pharma Inc. from September 2007 until May 2008. On June 13, 2008, Mistral Pharma Inc. filed a notice of intention to make a proposal to its creditors under the Bankruptcy Act and, on August 19, 2008, Mistral Pharma Inc. filed a proposal under the Bankruptcy Act.
Luc Tanguay is currently a member of the board of directors of Ambrilia Biopharma Inc. (hereafter “Ambrilia”) and has been a member since August 22, 2006. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada). The purpose of the order issued by the court granting Ambrilia protection from its creditors is to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. Ambrilia is still under court protection. In addition, on July 31, 2009, the Toronto Stock Exchange halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On August 5, 2009, Ambrilia announced that its shares would resume trading.
4.5	SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS
As at February 22, 2010, the total number of common shares (the only securities carrying a voting right) held by the directors and executive officers of the Company amounted to 771,065, which represented 1.28% of the outstanding common shares of the Company.

Directors and Executive Officers	Page 40
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

ITEM 5 INTERESTS OF EXPERTS
KPMG LLP, auditors of the Company, is the only person or company who is named as having prepared or certified a statement, report or evaluation, included or mentioned in a filing under securities regulations during the Company’s most recently completed financial year.
KPMG LLP, and its partners are independent in accordance with the auditor’s rules of professional conduct in the jurisdiction of Québec.

Interests of Experts	Page 41
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

ITEM 6 SECURITIES OF THE COMPANY
6.1	AUTHORIZED SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
Subject to the priority rights of holders of preferred shares, holders of common shares are entitled to any dividend declared by the board of directors, to one vote per share at meetings of shareholders of the Company and, in the event of liquidation or dissolution of the Company, to participate in the distribution of the assets.
Preferred shares carry no voting rights. Preferred shares may be issued at any time in one or more series. The Company’s articles of incorporation give its Board of Directors the power to fix the number of preferred shares and the consideration per share, as well as to determine the provisions attached to the preferred shares of each series (including dividends, redemption and conversion rights, if any). The shares of every series of preferred shares will have priority over all other shares of the Company, including common shares, with respect to the payment of dividends and return of capital in the event of the liquidation or dissolution of the Company.
The common shares issued represent the total voting rights pertaining to the securities of the Company.
6.2	DIVIDEND POLICY
The Company’s general policy on dividends is not to pay any in cash in order to keep funds available to finance the Company’s growth.
6.3	TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Trust Company of Canada which holds, at its Montreal office, the registers related to the Company’s common shares, shareholders and transfers.
6.4	MARKET FOR TRADING OF SECURITIES
The common shares of the Company are listed and traded on the Toronto Stock Exchange under the symbol “TH”.

Securities of the Company	Page 42
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

6.5	PRICE RANGE AND TRADING VOLUMES
The following table sets forth the price of shares of the Company and the volume of shares traded on the Toronto Stock Exchange.

	Price
Period	$ High	$ Low	Volume
February 2010 (until the 22nd)	5,03	4,72	1 789 900
January 2010	5,42	4,28	4 505 000
December 2009	4,45	3,55	5 517 800
November 2009	3,29	2,60	1 780 400
October 2009	2,88	2,57	2 885 300
September 2009	2,68	2,25	3 859 000
August 2009	2,70	2,24	3 585 000
July 2009	2,33	2,00	2 806 900
June 2009	3,00	2,35	2 530 200
May 2009	2,75	2,32	2 833 800
April 2009	3,10	1,98	4 721 300
March 2009	1,94	1,50	3 228 900
February 2009	1,56	1,20	4 642 300
January 2009	2,19	1,25	6 372 300
December 2008	2,00	1,35	4 984 900

Securities of the Company	Page 43
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

ITEM 7 MATERIAL CONTRACTS
On February 10, 2010, the Company entered into a Rights Plan Agreement, the terms and conditions of which are described below.
The Rights Plan came into effect on February 10, 2010. Shareholders will be asked to approve the Rights Plan at the Company’s next annual and special meeting to be held on March 25, 2010. The Rights Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013. If the shareholders do not approve the Rights Plan at the next annual and special meeting of the shareholders, the Rights Plan will terminate.
In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one right in respect of each common share (hereafter the “Common Share”) outstanding as of 6:00 p.m. (Montreal time) on February 9, 2010 (hereafter the “Effective Date”). One Right will also be issued and attached to each subsequently issued Common Share. The Rights will be separate from the Common Shares to which they are attached and will become exercisable at the time (hereafter the “Separation Time”) that is ten business days after the earlier of: (i) the first date of public announcement that an “Acquiring Person” (as defined below) has become such; (ii) the date of commencement of, or first public announcement in respect of, a takeover bid which will permit an offeror to hold 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (hereafter a “Permitted Bid” as defined below); (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid; or (iv) such other date as may be determined in good faith by the Board of Directors.
A “Permitted Bid” is a takeover bid that does not trigger the exercise of Rights. A “Permitted Bid” is a bid that aims to acquire shares which, together with the other securities beneficially owned by the bidder, represent not less than 20% of the outstanding Common Shares, which bid is made by means of a takeover bid circular and satisfies the following requirements:
i.	the bid must be made to all holders of Common Shares;

ii.	the bid must include a condition without reservation providing that no share tendered pursuant to the bid will be taken up prior to the expiry of a period of not less than 60 days and only if at such date more than 50% in aggregate of the outstanding shares held by the shareholders other than the bidder, its associates and affiliates, and persons acting jointly or in concert with such persons (hereafter the “Independent Shareholders”) have been tendered pursuant to the bid and not withdrawn;

iii.	if more than 50% in aggregate of the shares held by Independent Shareholders are tendered to the bid within the 60-day period, the bidder must make a public announcement of that fact and the bid must remain open for deposits of shares for an additional ten business days from the date of such public announcement.
The acquisition permitting a person (hereafter an “Acquiring Person”), including others acting jointly or in concert with such person, to hold 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of a public announcement (hereafter the “Common Share Acquisition Date”) by the Company or an Acquiring Person that an Acquiring Person has become such, will become null and void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Common Share Acquisition Date, each Right (other than those held by the Acquiring Person) will permit the holder to purchase for the exercise price that number of shares determined as follows: a value of twice the exercise price divided by the average weighted market

Material Contracts	Page 44
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

price for the last 20 trading days preceding the Common Share Acquisition Date. The exercise price is currently $25 per Right, subject to adjustment in accordance with the Rights Plan.
On January 5, 2010, the Company entered into a supply agreement with ABAR. For a description of this Supply Agreement, see Item 3.6Av.
On December 23, 2009, the Company entered into the Lyophilization Agreement with Draxis. For a description of the Lyophilization Agreement, see Item 3.6Aii.
In October 2009, the Company entered into a revised lease agreement with Société de Portefeuille Immobilier GE Q Tech inc. for the renewal of the lease for its offices and laboratories located at the same civic address as the current one. For a description of this agreement, see Item 3.8.
On November 6, 2009 the Company entered into a supply agreement with Becton Dickinson. For a description of this agreement, see Item 3.6Aiii.
On March 26, 2009, the Company entered into a development and supply agreement with Hospira. For a description of this agreement, see Item 3.6Aiv.
On March 11, 2009, the Company entered into the API Supply Agreement. For a description of the API Supply Agreement, see Item 3.6Ai.
On October 29, 2008, the Company entered into the Collaboration and Licensing Agreement. For a description of the Collaboration and Licensing Agreement, see Item 2.1B.
On January 31, 2008, the Company entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc., including Canaccord Capital Corporation, National Bank Financial Inc., Desjardins Securities Inc. and Jennings Capital Inc. (collectively, the “Underwriters”), to issue and sell 3,500,000 common shares of the Company at a price of $8.50 per share, representing an offering of $29,750,000. The Company also granted the Underwriters an option to purchase an additional 350,000 common shares ($2,975,000) at the same price, exercisable by the Underwriters for a period of thirty days from the closing date of the offering, which occurred on February 13, 2008. The Company successfully completed its public offering of 3,500,000 common shares at a price of $8.50 per share for gross proceeds of $29,750,000. The option was not exercised by the Underwriters.
On February 12, 2007, the Company entered into an underwriting agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc., including Canaccord Capital Corporation, National Bank Financial Inc., Desjardins Securities Inc. and Jennings Capital Inc. (the “Underwriters”), to issue and sell 6,250,000 common shares of the Company at a price of $8.40 per share. The Company also granted the Underwriters an option to purchase an additional 625,000 common shares, equal to 10% of the offering, for purposes of covering over-allotments and for market stabilization. The Underwriters could exercise their option in whole or in part at any time over a period of 30 days following the closing date of the offering, which occurred on February 27, 2007. On February 21, 2007, the Underwriters exercised the option in full. On February 27, 2007, the Company successfully completed its offering of 6,875,000 common shares. Gross proceeds of this transaction, including the proceeds from the exercise of the option, totalled $57,750,000. The proceeds of the transaction were used primarily to finance the development of tesamorelin and for working capital purposes.

Material Contracts	Page 45
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

ITEM 8 ADDITIONAL INFORMATION
Additional information with respect to the Company, including directors’ and officers’ compensation, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management Proxy Circular for its most recent annual and special meeting of shareholders. The financial information of the Company is provided in the Company’s comparative financial statements and Management Discussion & Analysis for its financial year ended November 30, 2009.
Additional information regarding the Company is available on SEDAR at www.sedar.com or upon request addressed to Jocelyn Lafond, Corporate Secretary, at 2310 Alfred Nobel Boulevard, Montreal, Québec, Canada H4S 2B4. Except when the securities of the Company are in the process of distribution pursuant to a prospectus, the Company may charge reasonable fees if the request is from a person who is not a securities holder of the Company.
AIF — final

Additional Information	Page 46
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

APPENDIX A — AUDIT COMMITTEE CHARTER
I.	Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:
A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor; and

D.	the supervision of the Company’s Risk Management.
II.	Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify and certify the accurate presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and chronology of the auditing procedures used. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:
A.	Integrity of the Company’s Financial Statements and Related Information
1.	Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the annual information form and the press releases, as the case may be, discuss such with management and the external auditor, and suggest recommendations to the Board, as the case may be.

2.	Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor the following:
a.	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.	the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of pro-forma information or information adjusted by means of non-generally accepted accounting principles).

Appendix — A Audit Committee Charter	Page 47
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

4.	Review and discuss reports from the external auditor on:
a.	all critical accounting policies and practices used by the Company; and

b.	all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor.
B.	Supervision of the Company’s Internal Control Systems
1.	Review and discuss with management and with the external auditor present reports and, when appropriate, provide recommendations to the Board on the following:
a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:
•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study related risks;

•	obtain the external auditors’ report to the audit committees on the planning of external auditing;

•	obtain the external auditors’ report to the audit committees on the auditing results;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.
2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
C.	Appointment and Performance Supervision of the External Auditor
1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.	Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.	Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company,

Appendix — A Audit Committee Charter	Page 48
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.	Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:
a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.	the obtaining from the external auditor of a written statement i) describing all relationships between the external auditor and the Company; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may adversely affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.
6.	At least annually, obtain and review a report by the external auditor describing:
a.	the external auditor’s internal quality-control procedures; and

b.	any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.
7.	Resolve any disagreement between management and the external auditor regarding financial reporting.

8.	Review the audit process with the external auditor.

9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.
D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:
1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

Appendix — A Audit Committee Charter	Page 49
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.
III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief

Appendix — A Audit Committee Charter	Page 50
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.

Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005 and February 8, 2006 Board meetings.

Appendix — A Audit Committee Charter	Page 51
Annual Information Form — Financial Year Ended November 30, 2009	Theratechnologies Inc.